Mail Stop 03-08


								March 10, 2005


By Facsimile and U.S. Mail

Mr. Shawn M. Preator
Chief Financial Officer
Pizza Inn, Inc.
3551 Plano Parkway
The Colony, Texas 75056

	RE:	Form 10-K for the fiscal year ended June 27, 2004
		File Date: September 24, 2004
		File No. 0-12919

Forms 10-Q for the periods ended September 26 and December 26,
2004


Dear Mr. Preator:

	We have reviewed the responses in your letter dated February
24,
2005 and upon reviewing those responses issue the following additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended June 27, 2004


Financial Statements

Consolidated Balance Sheets
1. We read your response to our previously issued comment number six.
We do not believe your classification of the receivable due from Mr.
Clairday is appropriate. Taking into account the age of this receivable and lack of significant collections or offsets in the recent past, with the exception of the anticipated offset of the $21,000 of his annual board fees, it appears the balance of the receivable should be classified as a non-current asset. We would not object to you reclassifying the receivable to a non-current asset in your next interim filing. If you disagree or have further evidence that supports your current classification please advise, otherwise confirm to us that you will reclass the receivable to non-current in your next interim filing.

Form 10-Q for the Quarter Ended December 26, 2004

Notes to Consolidated Financial Statements

General
2. We note from your response to our previously issued comment number
12 that you receive vendor rebates and that you record these rebates as other income. Please advise us as to why your classification is appropriate and consistent with EITF 02-16. Under EITF 02-16, vendor rebates are typically reflected as a reduction of inventory until the inventory is sold at which time the impact of the rebate is reflected as a reduction of cost of sales. Please tell us, and disclose in future filings, the specific nature and timing of allowances and credits you receive from vendors as well as your accounting policy for each type of consideration. Please also revise your MD&A to discuss the changes in these payments between periods and how they impacted the related statement of earnings line items, if material.


Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations

3. We read your response to our previously issued comment number
11.
We do not believe you have addressed our comment in its entirety, primarily related to describing the specific nature and amount of factors leading to the adverse changes in your gross margin over the past several quarters. We understand that predicting future trends may be difficult; however, we assume that management has the ability to analyze historical results and determine the primary factors causing fluctuations in margins. Please advise.
4. We read your response to our previously issued number 12. With the exception of vendor rebates (see comment 2 above), we do not object to your request to reclassify "Other Income" amounts currently recorded within revenues in future filings beginning with your Form
10-Q for the period ended March 27, 2005.

*******

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.


If you have any questions regarding these comments, please direct them to Staff Accountant David DiGiacomo at (202) 824-5493. Any other questions may be directed to me at (202) 942-2905.

Sincerely,



                George F. Ohsiek, Jr.
    Branch Chief



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Mr. Shawn M. Preator
Chief Financial Officer
Pizza Inn, Inc.
March 10, 2005
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